INVEST IN **PEERKNECT**

Connecting parents, caretakers, and therapists of children with special needs

PITCH VIDEO   INVESTOR PANEL


PeerKnect
We build friendships and social connections for children with special needs by bridging the gap between parents, caretakers, and therapists.

LEAD INVESTOR



Darrell Williams Father, Investor, Military Officer

I am an active duty service member in the U.S. Army and I have a daughter on the spectrum. I've seen first hand how hard it is for families to make friends with relocating and it's almost impossible for a child who has exceptional needs. Also, finding events that are inclusive is a daunting task for parents and having PeerKnect at our fingertips is invaluable. It is an incredible platform that will do wonders for families like mine and I wholeheartedly believe it will be a great success!

Invested $2,500 this round

peerknect.com   Nashville TN

Technology   Software   Entertainment   App   B2B

Highlights

1. There are approximately 14M children with a special need diagnosis in the US
2. Children with special needs often struggle to find social opportunities and build friendships
3. Children with special needs often face higher levels of isolation and loneliness

Our Team



Emily Bruce Founder and CEO

Board Certified and Licensed Behavior Analyst. Currently in final year of doctoral program. Developed PeerKnect while working on PeerKnect, mother of two teenagers, and ran a small ABA therapy practice.

> I was inspired by the clients I worked with who had difficulty in finding friends and making connections. As a mom, I know that I want my children to be included, have friends, thrive and be independent.



Aram Abubaker Co-founder

Started Ph.D. in Behavior Analysis and PeerKnect at the same time, while a mom to two teenagers. PeerKnect has launched and gained users and I have almost completed my doctorate



Aram Abubaker Co-founder

Started Ph.D. in Behavior Analysis and PeerKnect at the same time, while a mom to two teenagers. PeerKnect has launched and gained users and I have almost completed my doctorate



Jeff Fisher CFO and COO

Former CFO of four health care companies, investment advisor, and commercial banker. Passionate about serving children with special needs.

Vicky Williams

Pitch


Emily Bruce
BCBA & LBA, CEO & Founder
As a Board-Certified Behavior Analyst (BCBA) providing one to one therapy to children with special needs, I had an experience with a client in which my son, who was a young teenager without a special needs diagnosis, attended a social skills outing with me and my client. The two boys were the same age and while playing video games together, my client's mom stated that she tried finding friends through church, school, and social media and could never get her son connected with a friend. This was one of the motivating factors that led me to develop PeerKnect.


Executive Team Members
EMILY BRUCE
CEO & Founder, BCBA & LBA
ARAM ABUBAKER, PH.D.
Co-founder & Chief Software Engineer
JEFF FISHER
COO & CFO
RICARDO VELASQUEZ
Developer & software engineer


Board of Directors
MARY ROLANDO
Board Member
JEFF FISHER
Treasurer
EMILY BRUCE
Chair Person
ARAM ABUBAKER
Board Member
ANGELO SANTABARBARA
Board Member


Who is PeerKnect?
We build friendships and social connections for children with special needs by bridging the gap between parents, caretakers and therapists.

The PeerKnect Solution



GET CONNECTED

Connect with other parents or therapists



EASY TO USE APP

Easy to use technology



REDUCE ISOLATION

Find opportunities to engage in the community in inclusive environments



MOVE TOGETHER

Schedule playdates and social outings together



BE A SOLUTION

Assist parents and therapists in achieving goals

Estimated Rates of Children With and Without Special Needs

14M

17% of children ages 3 - 17 in the U.S. have Developmental Delay

73M

Children in the U.S.

1/44

U.S. Autism Rate

Numbers are Increasing

Every year the number of neurodivergent diagnoses (autism, anxiety, ADHD, etc.) and other special needs diagnoses are increasing


Disabilities with significant increases in children aged 3-17 years
Prevalence
10%
8%
6%
4%
2%
0
2009-2011
2012-2014
2015-2017
+12.6%
+122.3%
Attention-deficit/ hyperactivity disorder
Autistic spectrum disorder
Intellectual disability

Note: Based on data from the National Health Interview Survey (total sample size = 88,530).
Source: Pediatrics. 2019 Sep 26. 144(4):e20190811. doi: 10.1542/peds.2019-0811

Why PeerKnect ?

- Children are not born with social skills.
- Technology can serve the needs of parents and children not served in the market.
- One-on-one behavioral therapy between the child and the therapist is important.
- Social interactions are an important foundation.
- Socialization with other children can help children utilize the skills they've learned in therapy.
- Socializing outside of the home reduces isolation.



Who is PeerKnect For?

For Therapists - A web and mobile application based tool to be used as an adjunct to the therapeutic process of clinician supervised outpatient treatment.

For Parents - Connects parents with other parents, caretakers, and therapists for the purpose of facilitating social outings, parties,

and sensory friendly events.

For Businesses - A place to post sensory friendly events and promote inclusion in the community.

PeerKnect Solutions



PeerKnect makes it easy for children with all abilities to find community



PeerKnect makes it easy for parents to find others who know the challenges of raising a child with special needs



PeerKnect makes it easy for parents to find inclusive events for community engagement

Top 3 Reasons to Use PeerKnect



THERAPISTS

- Post trainings and other events
- Assist with clinical treatment outcomes
- Improve client social skills deficits



PARENTS

- ID Verification
- Find social and play opportunities for child
- Reduce isolation



BUSINESSES

- Post events
- Notify users of new events to help reduce social isolation
- Promote inclusion in the community

The PeerKnect Experience



SELECT POST PLAYDATE

From home screen, select 'post playdate'



SELECT A CHILD

Choose the child or client profile you want to use for the playdate



TYPE DETAILS

Enter title, choose gender of playdate, select date & time, and provide details of playdate



GOOGLE ASSIST

Use 'Google Assist' to find suggested locations for the playdate in your area



POST PLAYDATE

Post playdate and wait for a request to join

Monthly Subscription Fees



THERAPISTS

$34 Admin + $11.99 per designated user (therapist)



PARENTS

Free or $14.99



B2C

$34.99

Growing Number of Community and Global Partners



AUTISM TENNESSEE

AAIN ALL ACCESS INCLUSION NETWORK

UAH THE UNIVERSITY OF ALABAMA IN HUNTSVILLE

We Rock The Spectrum® KID'S GYM For All Kids

RAN Regional Autism Network